EXHIBIT 10.1

                     INFORMATION STATEMENT


                      ELSINORE CORPORATION

          Consent to Waiver of Compliance and Amendment
                   of the Indenture governing
                               its
              12.5% First Mortgage Notes Due 2000



 SUBJECT TO THE CONDITIONS DESCRIBED HEREIN, THE COMPANY WILL ACCEPT ALL CONSENTS RECEIVED PRIOR TO 11:59 P.M., NEW YORK TIME ON JUNE 23, 1995 (THE "EXPIRATION DATE"). IF THE REQUISITE CONSENTS (AS DEFINED BELOW) TO THE PROPOSED WAIVER AND AMENDMENT OF THE INDENTURE ARE NOT RECEIVED BY THE EXPIRATION DATE, THE COMPANY MAY ELECT TO CONTINUE TO ACCEPT CONSENTS UNTIL THE REQUISITE CONSENTS HAVE BEEN RECEIVED. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO RECEIPT BY THE COMPANY OF THE REQUISITE CONSENTS.


     This Information Statement and the accompanying form of consent (the "Consent") are being furnished by Elsinore
 Corporation, a Nevada corporation (the "Company"), to holders of record (the "Noteholders") on May 31, 1995 (the "Record Date") of its 12.5% First Mortgage Notes Due 2000 (the "First
 Notes"), in connection with the following:

     1. The waiver of compliance and consent (the "Waiver") regarding certain provisions of the indenture (the "Indenture") dated as of October 8, 1993, as amended, between the Company and First Trust National Association, as Trustee, pursuant to which the First Notes were issued. The Waiver would (a) waive any events of default under the Indenture that would occur (i) as a result of the Company's failure to satisfy Indenture covenants requiring the maintenance, on a quarterly basis, of positive net worth and a 1.5 to 1 fixed charges coverage ratio, and (ii) in connection with the Company's disengagement as manager of the Spotlight 29 Casino in Palm Springs, California, and (b) consent to deferring the Company's redemption obligations under, and extending until March 31, 2000 the maturity date of, the Company's 20% Mortgage Notes due 1996.

     2. The adoption by the Trustee of Supplemental Indenture No. 3 amending certain provisions of the Indenture (the "Third Amendment"). The Third Amendment would, among other things, modify the Indenture's fixed charges coverage ratio covenant to require the Company to achieve a ratio of 1.0 to 1 for each quarter in 1997, 1.15 to 1 for each quarter in 1998, 1.3 to 1 for each quarter in 1999, and 1.5 to 1 for each quarter in 2000.

     Copies of the proposed forms of Waiver and Third Amendment are attached to this Information Statement as Exhibit A and Exhibit B, respectively. Capitalized terms used but not defined in this Information Statement have the meanings set forth in the Indenture.

     Approval of the Waiver and the Third Amendment requires the consent of the holders of a majority of the $57 million principal amount of First Notes outstanding (the "Requisite
 Consents").

     Consents should be sent to First Trust National
 Association, as Trustee, at 180 East 5th Street, St. Paul,
 Minnesota, 55101, Attention:  Richard Prokosch, Facsimile:
 (612) 244-0711. In no event should a Noteholder tender or deliver First Notes or Warrants.

     If you require assistance, please contact Mr. Richard Prokosch at (612) 244-0721 or Ernest East, Esq. of the Company at (702) 387-5109. The Company has made no arrangements and has no understanding with any dealer, salesman or person regarding the Consent. No person has been authorized by the Company to give any information or to make any representations in connec-tion with the Consent other than those contained herein, and, if given or made, such other information or representations must not be relied upon as having been authorized. The delivery of this Information Statement shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                    _________________________

     The request for Consents is not being made to, nor will the Company accept Consents from, Noteholders in any jurisdiction in which the request would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

                           BACKGROUND


 Current Financial Condition of the Company

     As reported in Elsinore Corporation's Form 10-Q for the first quarter of 1995, the Company at March 31, 1995 had a working capital deficit of $8,655,000. During the first quarter of 1995, total shareholders' deficit increased $390,000 to $2,054,000. Cash and cash equivalents, including restricted amounts, decreased $23.9 million to $6.9 million during the 15 months ended March 31, 1995. The Company experienced a net loss of $9.4 million for the 1994 fiscal year and $4.1 million for the first quarter of 1995. The results of operations of Elsinore Corporation have continued to be negatively affected since March 31, 1995 and the Company anticipates this will be the case through the remainder of 1995.

     As of March 31, 1995, the Company had gross indebtedness of approximately $63 million, inclusive of current maturities. Substantially all of the Company's outstanding indebtedness for money borrowed consists of the First Notes, $3 million principal amount of its 20% Mortgage Notes due 1996 (the "Mortgage Notes"), and $1.7 million principal amount of its 7.5% Convertible Subordinated Notes due December 31, 1996 (the "Convertible Notes"). The remainder of the gross indebtedness consists of capital lease obligations.

     Pursuant to its management agreement regarding the 7 Cedars Casino in Washington state (the "Management Agreement"), the Company, through a subsidiary, was obligated to fund a reserve for "working capital" in the amount of $500,000 at the inception of the casino's operations. In addition, the Company is required to maintain the working capital reserve at the $500,000 level or such lower amount as may be required in the discretion of the Jamestown S'Klallam Tribe, the owners of the casino. Since its opening in February 1995, the 7 Cedars Casino has experienced lower than anticipated gaming revenues and has failed to generate positive cash flows and, if the present trend continues, the Company will be called upon to provide additional working capital to the casino during the remainder of 1995. The term "working capital" is not defined in the Management Agreement. The Company believes the parties did not intend to apply a working capital definition based upon generally accepted accounting principals which, in the Company's view, would be impracticable in the context of the Management Agreement and which, in practice, has never been followed. If such a definition were applied, the Company would be required to significantly increase its working capital advances to the 7 Cedars Casino. The Company intends to seek clarification of this matter with the Jamestown S'Klallam Tribe. Accordingly, the extent of the Company's funding obligations to the casino currently is unclear.

     In addition to its substantial debt service obligations, the Company's liquidity has been adversely affected by its other capital expenditure and operating requirements, including its continuing obligations to pay to the IRS in 1995 and 1996 a remaining balance of approximately $4.1 million of prior period taxes and interest pursuant to a monthly installment payment plan entered into with the IRS in December 1994, as amended on May 31, 1995, and to assume certain payment obligations from
 J. F. Temple Development relating to the Mojave Valley Resort project being developed on the Colorado River near Laughlin, Nevada.

     Currently, the Company's primary source of liquidity is cash flow from the operations of the Four Queens Hotel Casino. The substantial decrease in gaming revenues, operating results and cash flows experienced by the Four Queens in 1994 continued through the first quarter of 1995, principally resulting from traffic disruption caused by construction of the Fremont Street Experience attraction and related downtown infrastructure improvements. The Company anticipates the Four Queens' operat-ing results will not improve until the end of 1995, when the Fremont Street Experience construction is scheduled for completion. In 1996, the Company anticipates its debt service obligations will be reduced when the IRS installment payment plan is completed and the Convertible Notes are fully repaid or converted. In addition, the Company currently is negotiating with the holders of its Mortgage Notes to extend the Company's repayment and redemption obligations under the Mortgage Notes purchase agreement (See description below) although there is no assurance such an extension will be obtained on satisfactory terms or at all.

     For the remainder of 1995, unless (i) the Company's avail-able cash and funds generated from operations significantly increases, (ii) the Company is able to extend its debt service and/or delay capital expenditure requirements, (iii) a signifi-cant portion of the outstanding loans to the Twenty-Nine Palms Band of Mission Indians is received, or (iv) a combination of the foregoing occurs, the Company will need to obtain additional working capital in order to satisfy its payment obligations dur-ing the year. There is no assurance that any of these alterna-tives could be effected on satisfactory terms. In addition, the Company's inability in 1995 to comply with certain financial covenants and other Indenture requirements, if not waived by the Noteholders, would subject the Company to one or more Events of Default under the Indenture and the acceleration of the First Notes indebtedness. If the alternatives described above prove to be unavailable, or if the First Notes are accelerated, Elsinore would be required to sell assets or seek protection under bankruptcy laws.

 Extension of Repayment of Mortgage Note Debt

     Prior to issuing its Mortgage Notes in October 1994, the Company obtained from the holders of more than two-thirds of the outstanding principal amount of the First Notes written waivers (collectively, the "Mortgage Notes Waiver") consenting to the issuance of the Mortgage Notes and the related Mortgage Note Transactions (as defined in such Waiver). In addition, the Mortgage Note Waiver expressly permitted the Company to refinance the Mortgage Notes indebtedness until March 31, 1996.

     Currently, the Company's debt service requirements for the Mortgage Notes include quarterly interest payments and mandatory quarterly redemptions of $750,000 on each of June 30, September 30, and December 31, 1995, with the final principal payment of $750,000, together with accrued interest, due on March 31, 1996. As of the date hereof, the Company has reached tentative agreement with the holders of the Mortgage Notes to amend the payment and redemption terms of the Mortgage Notes and the purchase agreement relating to the Mortgage Notes as follows: (a) the maturity date of the Mortgage Notes will be extended to March 31, 2000; (b) the Mortgage Notes may be redeemed in whole or in part, at the sole option of the holders, on March 31, 1996, and every six months thereafter until the maturity date, at 100% of principal amount; (c) the Mortgage Notes will not be redeemable at the option of the Company prior to maturity; (d) the Company will pay the reasonable fees and expenses of the holders incurred in connection with the modifications described above; and (e) the modifications described above must not conflict with any other contracts or agreements of the Company (including, without limitation, the Indenture, Mortgage, or Intercreditor Agreement) or with applicable law.

 Termination as Manager of Spotlight 29 Casino

     Following its opening near Palm Springs, California on January 14, 1995, the Spotlight 29 Casino experienced signifi-cantly lower than anticipated gaming revenue, resulting in substantial net operating losses through March 31, 1995. This lower revenue was believed by the Company to be attributable in large part to competition from other Native American gaming facilities in the Palm Springs area that continue to operate electronic gaming machines without an approved compact with the State of California. Pursuant to its obligations under the Spotlight 29 management contract, the Company through the first quarter of 1995 advanced $1.1 million to the casino to cover working capital shortfalls.

     In early March, 1995, the Twenty-Nine Palms Band of Mission Indians (the "Tribe") caused electronic gaming machines to be installed at the Spotlight 29 Casino. The Company believed the operation of these machines without a state compact violated the Spotlight 29 management contract as well as applicable federal law, and furthermore threatened to subject the Company to dis-ciplinary action by the Nevada Gaming Commission. Following the Tribe's failure to comply with the Company's demand to remove the machines, the Company on March 16, 1995 filed an injunctive and declaratory action in federal court against the Tribe to halt the use of the machines at the casino premises.

     On April 2, 1995, the Company was requested by the Tribe to provide additional working capital advances to the Spotlight 29. The Company demanded that, as a condition to providing addi-tional working capital, the Tribe execute promissory notes for all working capital advances and loans to date and also for the additional sums requested, waive its sovereign immunity relating to enforcement of such promissory notes and resume negotiation of the terms of an agreement terminating the relationship between the Company and the Tribe. On April 13, 1995, the Tribe refused to comply with these demands. The following day, the Company ceased its funding of working capital to the Spotlight 29 Casino in view of the alleged breach of the management contract and loan agreement by the Tribe.

     On April 17, 1995, the Company's employees assigned to the Spotlight 29 Casino were ordered from and escorted off the casino premises by Tribal representatives. The Company does not have any employees or representatives at the Spotlight 29 Casino and the Tribe has de facto discharged the Company as manager of the casino.

     As a result of its discharge as manager, the Company withdrew as moot the injunctive and declaratory action previously filed and, on April 19, 1995, the Company issued a demand letter to the Tribe declaring a complete breach of the management contract and loan agreement as well as claiming damages exceeding $12.5 million. On May 16, 1995, the Company received a "Notice to Terminate Management Agreement" from the Tribe which alleged material breaches of the management contract and demanded $1.54 million to cure such breaches. If the Company is unable to obtain a negotiated resolution of the dispute with the Tribe, the Company intends to pursue civil litigation for the referenced damages in the appropriate judicial forum.

     Because of the uncertainty regarding both the future operational success of the Spotlight 29 Casino and the Tribe's ability to respond to monetary damages, management is unable to predict, at this time, the ultimate outcome of the dispute.


                  NONCOMPLIANCE WITH INDENTURE

 Failure to Comply With Debt Covenants

     The First Notes are secured by substantially all of the assets of the Four Queens and a pledge of the capital stock of Elsinore's material subsidiaries. The Indenture contains certain affirmative covenants requiring, among other things, the Company to maintain the right to operate the Spotlight 29 Casino and to maintain positive net worth and certain fixed charges coverage ratios, as well as restrictions on, among other things, the incurrence of additional debt, liens, investments and the payment of dividends. Certain of these covenants (including the net worth and fixed charge coverage ratio maintenance covenants) became effective following completion of the Company's Native American casino projects.

     Based on the Company's recent results of operations and its expectations as to its operating results for the remainder of 1995 and 1996, the Company believes it will not be able to comply with certain of its financial covenants, described below, when they first become effective at the end of the quarter ending June 30, 1995. Such covenant noncompliance, and the Company's disengagement as manager of the Spotlight 29 Casino, if not waived by the requisite number of Noteholders, would result in one or more Events of Default under the Indenture.

     Coverage Ratio. Section 5.17 of the Indenture requires the Company to maintain, commencing June 30, 1995 and as of the last day of each subsequent fiscal quarter until the First Notes maturity date, a Consolidated Fixed Charges Coverage Ratio ("Coverage Ratio") of at least 1.5 to 1. In addition, the covenant requires the Company to furnish the Noteholders with an officer's certificate within 50 days after the end of each such quarter setting forth the calculations of this ratio and stating that the Company is in compliance with the covenant.

     As of March 31, 1995, the Coverage Ratio of the Company was approximately .55 to 1. Based on the Company's results of operations to date through the second quarter of 1995, the Company will not achieve a Coverage Ratio of 1.5 to 1 by June 30, 1995. In addition, although management believes the Coverage Ratio will begin to increase in 1996 and thereafter, based on the current outlook for the Company's operations for the balance of 1995 and 1996, management believes the Coverage Ratio will not reach a level of 1.0 to 1 until the first quarter of 1997 and will not reach the required level of 1.5 to 1 until the year 2000.

     If not waived by the holders of a majority of the First Notes, the Company's failure to cure, within 30 days following receipt of notice to cure, its noncompliance with the Coverage Ratio covenant would result in an Event of Default under Section 7.1(4) of the Indenture, entitling the Noteholders to accelerate the debt.

     Net Worth. Section 5.18 of the Indenture requires the Company, commencing with the second quarter of 1995, to furnish the Noteholders within fifty (50) days after the end of each fiscal quarter a certificate setting forth the Consolidated Net Worth ("Net Worth") of the Company at the end of such quarter. If the Net Worth at the end of each of any two consecutive fiscal quarters is negative, then the Company would be required to make an irrevocable, unconditional offer to all of the Noteholders to purchase up to $6 million aggregate principal amount of First Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. Such Net Worth Purchase Offer must remain open for a period of twenty business days and be completed within five business days thereafter. In addition, the commencement of such Net Worth Purchase Offer would constitute an event of default under the purchase agreement governing the Mortgage Notes.

     As of the date hereof, the Company's Net Worth is negative. Based on the recent results of operations and the Company's expectation as to its operating results for the remainder of 1995, the Company believes it is unlikely it will achieve a positive Net Worth by the end of either the second or the third quarter of 1995. In the event the Company's Net Worth remains negative through the third quarter of 1995, and such covenant noncompliance is not waived by the Noteholders, the Company would not be able to complete the requisite repurchase of First Notes without obtaining additional financing and a waiver of default under the Mortgage Note facility. There is no assurance such financing could be obtained on satisfactory terms or at all.

     Termination of Spotlight 29 Management Contract.  Under
 Section 7.1(10) of the Indenture governing the First Notes, the loss by the Company of the legal right to operate the Spotlight 29 Casino, and such loss continuing for more than 90 consecutive days, would constitute an Event of Default, entitling the Noteholders to immediately accelerate the debt. As of the date hereof, the Company's loss of the legal right to operate the Spotlight 29 Casino has not been determined by any court or governmental authority, and the Company intends to continue to vigorously pursue its various remedies under the Spotlight 29 management agreement and at law. In the event, however, that the Tribe's de facto discharge of the Company as manager of the casino on April 17, 1995, were to be deemed the loss of the legal right to operate the casino, the Noteholders' failure to waive such loss on or before July 16, 1995 would result in an Event of Default under the Indenture. In addition, under
 Section 7.1(9) of the Indenture, the closing of a substantial portion of the Spotlight 29 Casino for more than 90 consecutive days would constitute an Event of Default. Although the Company is not currently aware of any present plans of the Tribe to close the Spotlight 29 Casino, following its discharge as manager of the casino the Company has had and will have no control over the Spotlight 29 Casino's operations, including any decision to close all or any part of the casino. Accordingly, in addition to the Noteholders' consent to the Company's efforts to sever its relationship with the Tribe, the Company seeks the consent of the Noteholders to waive any Event of Default that would occur as a result of the Tribe's closure of the casino. The waiver of any Events of Default under Sections 7.1(9) or 7.1
 (10) of the Indenture requires approval of the holders of a majority of the outstanding First Notes.


                 EFFECT ON OTHER DEBT FACILITIES

     The Company's failure to achieve by June 30, 1995 and thereafter maintain a Consolidated Fixed Charges Coverage Ratio of 1.5 to 1 and the Company's loss of the legal right to operate the Spotlight 29 Casino, unless waived by the holders of the requisite amount of the Company's Mortgage Notes, would constitute events of default under the purchase agreement governing the Mortgage Notes. In addition, the commencement of a Net Worth Purchase Offer of First Notes as a result of the Company's inability to achieve and maintain positive Consolidated Net Worth during the requisite time periods would constitute an event of default under the purchase agreement governing the Mortgage Notes. Accordingly, concurrently with the Consents sought hereunder, the Company intends to seek appropriate consents from the holders of the Mortgage Notes to the waiver of the Company's noncompliance with the terms and provisions of the Mortgage Notes purchase agreement described above.


             TERMS OF THE WAIVER AND THIRD AMENDMENT

 The Waiver

     If approved, the Waiver would (i) through the end of the Company's 1996 fiscal year, waive compliance by the Company and the Guarantors with the provisions of Section 5.17 of the Indenture which, among other things, requires the maintenance on a quarterly basis of a Consolidated Fixed Charges Coverage Ratio of 1.5 to 1 commencing June 30, 1995; (ii) waive, through the end of the Company's 1997 fiscal year, compliance by the Company and the Guarantors with the provisions of Section 5.18 of the Indenture, which, among other things, requires the Company to maintain a positive Consolidated Net Worth on a quarterly basis commencing June 30, 1995; (iii) solely to permit the Company and the Guarantors to disengage as manager of the Spotlight 29 Casino, waive compliance by the Company and the Guarantors with the provisions of Section 5.14 of the Indenture which, among other things, prohibits the Company from disposing of any property, business or assets that are subject to the Mortgage securing the Indenture; (iv) solely to permit the covenant noncompliance described in items (i) through (iii) above, waive compliance by the Company and the Guarantors with the provisions of Section 7.1(4) of the Indenture which, among other things, provides that the failure to observe or perform any covenant or agreement contained in the Indenture, for 30 days following receipt of written notice, constitutes an Event of Default under the Indenture; (v) solely to permit the Company and the Guarantors to disengage as manager of the Spotlight 29 Casino and to terminate the Spotlight 29 management agreement, waive compliance by the Company and the Guarantors with the provisions of Section 7.1(10) of the Indenture which, among other things, provides that the loss of the legal right to operate the Spotlight 29 Casino for 90 consecutive days constitutes an Event of Default under the Indenture; (vi) solely with respect to any future closure of the Spotlight 29 Casino, waive compliance by the Company and the Guarantors with the provisions of Section 7.1(9) of the indenture which, among other things, provides that the closing of a substantial portion of the Spotlight 29 Casino would constitute an Event of Default under the Indenture;
 (vii) consent to the modification, amendment and/or restatement of the Mortgage Notes and the Mortgage Note purchase agreement substantially in accordance with the terms and provisions contained in the form of Mortgage Note Amendment attached hereto as Exhibit C; and (viii) waive compliance by the Company and the Guarantors with such other provisions of the Indenture and related instruments the waiver of compliance with which would be necessary or appropriate solely to (A) relieve the Company for the time periods indicated from its obligations to comply with the Consolidated Fixed Charges Coverage Ratio and Consolidated Net Worth covenants under the Indenture, (B) complete its disengagement as manager of the Spotlight 29 Casino and terminate the Spotlight 29 management agreement, and
 (C) implement the Mortgage Note Amendment.

 The Third Amendment

     The Third Amendment, if approved, would cause Section 5.17 of the Indenture to be amended and restated in its entirety to read as follows:

     "Commencing the first fiscal quarter of 1997, the Company shall maintain a Consolidated Fixed Charges Coverage Ratio, as of the last day of each fiscal quarter, of at least 1.0 to 1, increasing to 1.15 to 1 for each fiscal quarter in 1998, 1.3 to 1 for each fiscal quarter in 1999, and 1.5 to 1 for each fiscal quarter in 2000, and shall furnish to the Trustee an officers certificate within 50 days after the end of each such fiscal quarter (or 95 days after the fourth fiscal quarter of any fiscal year) setting forth the calculations of this ratio and stating that the Company is in compliance with this covenant."

     In addition, the Third Amendment, if approved, would amend the provisions of Section 7.1(9) and 7.1(10) by eliminating from each the reference therein to "the Palm Springs Casino."


                       THE CONSENT PROCESS

 Procedure for Giving Consents

     Noteholders wishing to consent to the proposed Waiver and Third Amendment should complete, sign and date the accompanying Consent (or a facsimile thereof) in accordance with the instructions set forth herein and in the Consent and forward or hand deliver such Consent to the Trustee on behalf of the Company at the appropriate address as set forth therein.

     An "Accepted Consent" is a properly completed Consent executed by the Noteholder of record on the Record Date (or his legal representative or attorney-in-fact) that is (a) timely received by the Trustee on behalf of the Company, and not thereafter revoked as provided herein and (b) accepted by the Company in accordance with the provisions and subject to the terms and conditions set forth in this Information Statement.

     Only a registered Noteholder on the Record Date (or his legal representative or attorney-in-fact) may deliver a Consent. Except as provided below, any beneficial owner of First Notes who is not the registered holder of such First Notes must arrange with the registered holder to execute and deliver a consent on his behalf.

     CONSENTS SHOULD BE SENT TO THE TRUSTEE BY FACSIMILE.  IN NO
 EVENT SHOULD A NOTEHOLDER TENDER OR DELIVER FIRST NOTES OR
 WARRANTS.

     Consents should be delivered by facsimile with the original to follow by mail, overnight express or hand to the Trustee at the address set forth herein and in the Consent.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Consents will be resolved by the Company, whose determination shall be final and binding. The Company also reserves the right to waive any irregularities or conditions of delivery as to particular Consents. Neither the Company nor the Trustee shall be under any duty to give notification of any such irregularities or waiver. Deliveries of such particular Consents will not be deemed to have been made until such irregularities have been cured or waived.


 Revocation of Consents

     Section 10.4 of the Indenture provides that Consents may be revoked only before the date the Waiver and Third Amendment become effective. Prior to such time, Consents with respect to the Waiver and/or Third Amendment may be revoked upon receipt by the Company of a notice of revocation by a Noteholder on the Record Date. The notice of revocation must indicate the serial number or numbers of the First Notes to which such revocation relates (or information sufficient to enable the Company to identify such First Notes), as well as the aggregate principal amount represented by such First Notes. A properly executed Consent with the "Does Not Consent" box marked, submitted in accordance with the foregoing procedures, will be treated as a revocation of the Consent regarding the First Notes to which it relates. A Noteholder on the Record Date who has delivered a revocation may thereafter deliver a new Consent in accordance with the terms set forth in this Information Statement. Except as discussed above, a Consent given by a holder of any Note shall be conclusive and binding upon such holder and upon all future holders and owners of such Note, and of any Note issued in exchange for or in substitution therefor, whether or not any notation in regard thereto is made on such Note. A revocation of a Consent shall be deemed to be canceled by a subsequent delivered properly completed and executed Consent relating to the same First Note or First Notes, if such subsequent Consent is given by the same Noteholder of record.


 Effective Date of the Waiver and Third Amendment

     The Company, the Guarantors and the Trustee intend to execute the Waiver and Third Amendment as soon as practicable after the Company receives the Requisite Consents.


           CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The Company does not believe that the grant of the Waiver or the adoption of the Third Amendment, if approved, would result in any tax consequence to the Noteholders for Federal income tax purposes. Each Noteholder is, however, urged to consult with its tax advisor as to any potential tax consequences to it resulting from the Waiver (including consequences resulting from the application of any state, local or foreign income or other tax laws).


            ADDITIONAL INFORMATION ABOUT THE COMPANY

     Elsinore Corporation is subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has previously furnished to the Noteholders the Company's Annual Report on Form 10-K for its fiscal year ending December 31, 1994, which, among other matters, contains a description of the Company's business and its consolidated financial statements, and the Company's Quarterly Report on Form 10-Q for its fiscal quarter ending March 31, 1995. Information as of particular dates concerning the Company's directors and officers, the remuneration of such persons and any material interest of such persons in transactions with the Company, as the case may be, is set forth in other reports filed with the Commission. Such reports and other information may be inspected and copies may be obtained at the principal offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

     Such reports and other information may also be obtained from the Company.


                      DELIVERY OF CONSENTS

     Noteholders on the Record Date who wish to consent to the proposed Waiver and Third Amendment should either (1) complete and sign the Consent (or a facsimile thereof) and forward it by facsimile to the Trustee or (2) request their broker, bank or trust company or nominee to effect the transaction on their behalf. Requests for additional copies of this Information Statement and the Consent should be directed to Mr. Richard Prokosch at the address and telephone and facsimile numbers listed below.

                    _________________________

                   Consents Should Be Sent To:

                First Trust National Association,
                           as Trustee

                       180 East 5th Street
                    St. Paul, Minnesota 55101

                  Attention:  Richard Prokosch

                   Telephone:  (612) 244-0721

                    Facsimile: (612) 244-0711

                            EXHIBITS


 A - Form of Waiver - Not Attached

 B - Form of Third Amendment - See Exhibit 10.2 to this Form 8-K

 C - Form of Mortgage Notes Amendment - See Exhibit 10.3 to this
      Form 8K

                          SUPPLEMENTAL
                      INFORMATION STATEMENT


                      ELSINORE CORPORATION

     Restated Consent to Waiver of Compliance and Amendment
                   of the Indenture governing
                               its
              12.5% First Mortgage Notes Due 2000



 SUBJECT TO THE CONDITIONS DESCRIBED HEREIN, THE COMPANY WILL ACCEPT ALL RESTATED CONSENTS RECEIVED PRIOR TO 11:59 P.M., NEW YORK TIME ON JUNE 27, 1995 (THE "EXPIRATION DATE"). IF THE REQUIRED NUMBER OF RESTATED CONSENTS TO THE PROPOSED WAIVER AND AMENDMENT OF THE INDENTURE ARE NOT RECEIVED BY THE EXPIRATION DATE, THE COMPANY MAY ELECT TO CONTINUE TO ACCEPT RESTATED CONSENTS UNTIL THE REQUIRED NUMBER HAS BEEN RECEIVED. RESTATED CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO RECEIPT BY THE COMPANY OF THE REQUIRED NUMBER OF CONSENTS.


     This Supplemental Information Statement (this "Supplement") and the accompanying form of amended and restated consent (the "Restated Consent") are being furnished by Elsinore Corporation, a Nevada corporation (the "Company"), to holders of record (the "Noteholders") on May 31, 1995 (the "Record Date") of its 12.5% First Mortgage Notes Due 2000 (the "First Notes").

     This Supplement supplements the information provided in the Information Statement dated as of June 16, 1995 (the "Informa-tion Statement") previously delivered to the Noteholders in connection with the Company's solicitation of consents to the proposed forms of Waiver and Third Amendment (as defined in the Information Statement). The accompanying form of Restated Consent is intended to replace the form of consent previously delivered with the Information Statement. Prior to executing and delivering the Restated Consent, each Noteholder is encouraged to read the additional information contained in this Supplement.

     Each Noteholder should complete and promptly return the Restated Consent whether or not such Noteholder already returned the form of consent previously distributed. Restated Consents should be sent to First Trust National Association, as Trustee, at 180 East 5th Street, St. Paul, Minnesota 55101, Attention:
 Richard Prokosch, Facsimile: (612) 244-0711. In no event should a Noteholder tender or deliver First Notes or Warrants.

 Additional Term to be Added to the Third Amendment

     As additional consideration to be given by the Company to the Noteholders in return for their consent to the execution and delivery of the Waiver and the Third Amendment, the Company has agreed to satisfy an additional financial covenant that will be added to the Company's existing debt covenants under Article V of the Indenture. Pursuant to the new covenant, the Company will be required to generate "Consolidated EBITDA" of at least $5 million for the six-month period ending June 30, 1996, and at least $7.5 million for the nine-month period ending
 September 30, 1996. "Consolidated EBITDA" is currently defined in the Indenture to mean, with respect to any person and for any period, the "Consolidated Net Income of such person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income, without dupli-cation), the sum of (i) Consolidated Income Tax Expense, and
 (ii) Consolidated Depreciation and Amortization expense, and
 (iii) Consolidated Fixed Charges" (as each such capitalized term is defined in the Indenture). Accordingly, the Third Amendment, if approved, would, in addition to the other items set forth in the form of Third Amendment attached to the Information State-ment, cause a new Section 5.27 to be added to the Indenture as follows:

     The Company shall have (a) for the six month period ending June 30, 1996, Consolidated EBITDA of not less than $5,000,000 and (b) for the nine month period ending September 30, 1996, Consolidated EBITDA of not less than $7,500,000.

     Each other term and provision of the proposed Third Amend-ment, as described in the Information Statement and set forth as Exhibit B thereto, will remain in full force and effect.

 Modification of Convertible Notes

     As additional consideration to the Noteholders to induce their execution and delivery of the Restated Consents, the Company has agreed, as a condition to the effectiveness of the Restated Consents, to modify certain repayment obligations with respect to the $1,706,250 principal amount of its 7.5% Converti-ble Subordinated Notes due December 31, 1996 (the "Convertible Notes"). Specifically, the Company will seek to eliminate its required amortization payments of 25% (approximately $425,000) of the outstanding principal amount of the Convertible Notes due on each of March 31, 1996 and June 30, 1996, and to increase its amortization payments due on each of September 30, 1996 and December 31, 1996 from 25% to 50% of such balance (together with accrued and unpaid interest thereon). Accordingly, concurrently with the Restated Consents sought hereunder, the Company is seeking appropriate consents from the holders of the Convertible Notes to amend the Note Purchase Agreement, dated as of March 30, 1995, that governs the Convertible Notes and to issue amended and restated Convertible Notes reflecting the revised payment schedule.

 No Other Changes to Documents

     Except for the information provided in this Supplement, each term and provision of the Information Statement (including Exhibits) remains in full force and effect. Each term and provision of the Information Statement (including Exhibits) is hereby incorporated by reference in this Supplement.


                      DELIVERY OF CONSENTS

     Noteholders who wish to consent to the proposed Waiver and Third Amendment (as amended pursuant to the terms described in this Supplement) should either (1) complete and sign the accom-panying Restated Consent (or a facsimile thereof) and forward it by facsimile to the Trustee or (2) request their broker, bank or trust company or nominee to effect the transaction on their behalf. Requests for additional copies of this Supplement, the original Information Statement and/or the Restated Consent should be directed to Mr. Richard Prokosch at the address and telephone and facsimile numbers listed below.

     If you require assistance, please contact Mr. Richard Prokosch at (612) 244-0721 or Ernest East, Esq. of the Company at (702) 387-5109. The Company has made no arrangements and has no understanding with any dealer, salesman or person regarding the Consent. No person has been authorized by the Company to give any information or to make any representations in connec-tion with the Consent other than those contained herein, and, if given or made, such other information or representations must not be relied upon as having been authorized. The delivery of this Information Statement shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                    _________________________

                   Consents Should Be Sent To:

                First Trust National Association,
                           as Trustee

                       180 East 5th Street
                    St. Paul, Minnesota 55101

                  Attention:  Richard Prokosch

                   Telephone:  (612) 244-0721

                    Facsimile: (612) 244-0711